1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

To announce the differences between the Unaudited consolidated Financial Statements for the Quarter Ended September 30, 2016 prepared under Taiwan IFRS and IFRS.

(1) Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRS”), the Company reported consolidated comprehensive income of NT$6,481,458 thousand and NT$5,526,219 thousand, respectively; basic earnings per share after tax of NT$2.88 and NT$2.28, respectively; and diluted earnings per share after tax of NT$2.63 and NT$1.80, respectively, for nine months ended September 30, 2015 and 2016. The Company reported total consolidated assets of NT$120,244,517 thousand; total consolidated liabilities of NT$55,959,828 thousand; and consolidated shareholders’ equity of NT$64,284,689 thousand as of September 30, 2016.

(2) For the purpose of filing its annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), the Company prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reported consolidated comprehensive income of NT$6,885,544 thousand and NT$5,734,963 thousand, respectively; basic earnings per share after tax of NT$2.96 and NT$2.33, respectively; and diluted earnings per share after tax of NT$2.70 and NT$1.84, respectively, for nine months ended September 30, 2015 and 2016. The Company reported total consolidated assets of NT$120,193,278 thousand; total consolidated liabilities of NT$56,771,262 thousand; and consolidated shareholders’ equity of NT$63,422,016 thousand as of September 30, 2016.

(3) The differences between Taiwan IFRS and IFRS as issued by the IASB mainly resulted from 10% tax on undistributed earnings.

For more details, please refer to the condensed interim consolidated financial statements for nine months ended September 30, 2016 on Form 6-K that the Company filed with the U.S. SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 22, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer